Mail Stop 0407

      							June 1, 2005


Cezar Martinez
Treasurer and Chief Financial Officer
Spantel Communications, Inc
5192 10th Avenue North, Suite D
Lake Worth, FL 33463

	Re:	Spantel Communications, Inc
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 29, 2005

		Forms 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-25124

Dear Mr. Martinez:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Audit Report

1. We note that your audit report was singed by an audit firm based in Vancouver, Canada. In accordance with Article 2 of Regulation S-
X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. In this regard, please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Canada. Further guidance may be found in
Section 5.J of "International Reporting and Disclosure Issues in the
Division of Corporation Finance" on the Commission`s website at http://www.sec.gov/divisions/corpfin/internatl/issues1004.htm.

2. We note that your audit report was singed by an audit firm based in Vancouver, Canada. We also note that you conduct your operations in Spain, your revenues are generated in Spain and all of your assets are located in Spain. Please tell us where the majority of audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Canada.


Item 8A. Controls and Procedures and Item 3. Controls and
Procedures
3. Please revise your disclosure in your Form 10-QSB to make clear that management`s evaluation of disclosure controls and procedures was as of the end of the quarter covered by the report (not a point within 90 days of the report).
4. Please revise both your Form 10-KSB and 10-QSB to disclose whether there were (1) any changes (not just significant changes) (2) in internal controls over financial reporting (rather than "efficiencies") (3) that have materially affected (instead of "adversely affected"), or are reasonably likely to materially affect, your internal controls over financial reporting.

Exhibits 31.1 & 31.2
5. We note that your Exhibits 31.1 and 31.2 in your Form 10-KSB
and
Form 10-QSB do not contain the exact language required for those exhibits. For example, both incorrectly refer in paragraph 4(b) to
"a date within 90 days prior to the filing..." instead of "the end of
the period covered by this report...."  Please refile your entire
Forms 10-KSB and 10-QSB with corrected certifications that exactly conform to the language set forth in Item 601(b)(31) of Regulation S-
B.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director



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Cezar Martinez
Spantel Communications, Inc
June 1, 2005
Page 4